

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

May 22, 2018

<u>Via Email</u>
Mr. Bryan McLaren
Chief Executive Officer
Zoned Properties, Inc.
14300 N. Northsight Blvd., #208
Scottsdale, AZ 85260

> **Re: Zoned Properties, Inc.**
> **Form 10-K for the year ended December 31, 2016**
> **Filed March 27, 2017**
> **Form 10-K for the year ended December 31, 2017**
> **Filed March 13, 2018**
> **Form 10-Q for the quarter ended March 31, 2018**
> **Filed May 10, 2018**
> **File No. 000-51640**

Dear Mr. McLaren:

We have reviewed your March 6, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 26, 2017 letter.

<u>Form 10-K for the year ended December 31, 2017</u>

<u>Note 12 – Concentrations, page F-21</u>

1.   We note that the Related Party Properties collectively represent approximately 87%, 90% and 82% of the Company's assets as of March 31, 3018, December 31, 2017 and December 31, 2016, respectively, and approximately 98%, 96% and 87% of the

Company's total revenues for the periods ended March 31, 2018, December 31, 2017 and 2016, respectively. Please tell us the level of asset and revenue concentrations for each individual property and by tenant as of and for the periods ended March 31, 2018, December 31, 2017 and December 31, 2016.

2. We note that the C3C3 lease agreements are personally guaranteed by Alan Abrams and that as of May 1, 2018 each of the new lease agreements entered into include a guarantee of payments and performance by Alan Abrams and Christopher Carra. Please tell us to what degree you rely on these guarantees when evaluating the ability of the tenants to perform on their lease obligations, and your basis for such reliance. In your response, address how you consider the common shares of Zoned Properties owned by Mr. Abrams and Mr. Carra and the convertible note payable to Mr. Abrams in your analysis from a quantitative and qualitative perspective. Please also explain the role of these guarantees in an event of default by a Related Party Tenant.

3. Please elaborate on your understanding of any additional fiduciary duties and financial obligations, contractual or otherwise (including expectations), to each of the Related Party Tenants by Mr. Abrams and Mr. Carra.

4. We note that you have received unaudited financial statements from C3C3 and AC Management. Please clarify the date of these financial statements. We also note that audited financial statements dated December 31, 2016 were received from Broken Arrow and CJK. Please tell us how you consider the fact that the tenant financial statements do not appear to be in compliance with generally accepted accounting principles (in the case of C3C3 and AC Management) and are more than a year old (in the case of Broken Arrow and CJK) when evaluating the creditworthiness of these tenants on an ongoing basis; for example, explain if you make adjustments to the financial information.

5. We note from your response that you were not granted consent to include financial statements of the Related Party Tenants in your periodic filings. Please clarify if these confidentiality agreements remain in place currently after you entered into new lease agreements and how you considered financial statements from the Related Party Tenants in your negotiations with the tenants for new lease agreements. Please also clarify if you are allowed to provide any summarized financial information for these tenants to support your assessment of their creditworthiness. Also, tell us what consideration you have given to providing additional MD&A discussion about the tenants' ability to generate net income and/or positive operating cash flows, as well as any known trends related to these metrics, in assessing the tenants' ability to make future lease payments.

6. We note from page 4 of your 2017 10-K that you complete significant due diligence on prospective tenants, including an evaluation of credit-worthiness, character, and cash flows. Please elaborate upon this due diligence process by which you selected tenants for your properties. Explain whether the execution of each of the C3C3 leases and the newly

negotiated leases with Broken Arrow and CJK were contingent upon obtaining personal guarantees from Mr. Abrams and Mr. Carra.

7.   We note from your response and page 7 of your 2017 10-K that you agreed to defer rent and applicable taxes due for March, April and May 2017 for the Chino Valley property in the form of a note receivable from C3C3 payable over twelve months commencing January 1, 2018. Please tell us and explain in your risk factor the reason for the deferral of rent. Please also tell us if C3C3 has made timely payments on the note to date.

Form 10-Q for the quarter ended March 31, 2018

Note 10 – Subsequent Events, page 13

8.   We note that you have entered into advisory service agreements with Broken Arrow and CJK commencing January 2019. Please clarify what services will be provided under these agreements.

You may contact Isaac Esquivel at (202) 551-3395 or me at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
Commodities

Cc: Laura Anthony, Esq. (via Email)